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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 19)*

                          RUSS BERRIE AND COMPANY, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                        Common Stock, $0.10 stated value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   782233 10 0
                    ---------------------------------------
                                 (CUSIP Number)

                              February 13, 2001
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                    [ ]       Rule 13d-1(b)

                    [ ]       Rule 13d-1(c)

                    [X]       Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 782233-10-0             SCHEDULE 13G

1.     NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

       Russell Berrie
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2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]
                                                                         (b) [ ]

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3.     SEC USE ONLY

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4.     CITIZENSHIP OR PLACE OF ORGANIZATION

       U.S.A.
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              5.     SOLE VOTING POWER

                     1,961,494
 NUMBER OF    ------------------------------------------------------------------
   SHARES     6.     SHARED VOTING POWER
BENEFICIALLY
  OWNED BY           3,222,715
    EACH      ------------------------------------------------------------------
 REPORTING    7.     SOLE DISPOSITIVE POWER
   PERSON
   WITH:             1,961,494
              ------------------------------------------------------------------
              8      SHARED DISPOSITIVE POWER

                     3,222,715
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9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       5,184,209
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10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

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11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       26.1%
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12.    TYPE OF REPORTING PERSON*

       IN


*SEE INSTRUCTIONS


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Item 1(a).    Name of Issuer:

              Russ Berrie and Company, Inc.

Item 1(b).    Address of Issuer's Principal Executive Offices:

              111 Bauer Drive
              Oakland, New Jersey 07436

Item 2(a).    Name of Person Filing:

              Russell Berrie

Item 2(b).    Address of Principal Business Office or, if None, Residence:

              111 Bauer Drive
              Oakland, New Jersey 07436

Item 2(c).    Citizenship:

              U.S.A.

Item 2(d).    Title of Class of Securities:

              Common Stock, $0.10 stated value

Item 2(e).    CUSIP Number:

              782233 10 0

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a (certain items):

              Not applicable





---------------------
* This Schedule is being filed pursuant to Section 13(g) of the Securities Exchange Act of 1934; its filing shall not be construed as an admission that the person filing the Schedule is the beneficial owner for the purposes of Section 16 of the Securities Exchange Act of 1934 of any of the shares stated in this Schedule to be beneficially owned by such person.


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Item 4.       Ownership:

              (a)    Amount beneficially owned:

                     5,184,209*

              (b)    Percent of class:

                     26.1%

              (c)    Number of shares as to which such person has:

                     (i)    Sole power to vote or to direct the vote:

                            1,961,494

                     (ii)   Shared power to vote or to direct the vote:

                            3,222,715

                     (iii) Sole power to dispose or to direct the disposition of:

                            1,961,494

                     (iv) Shared power to dispose or to direct the disposition of:

                            3,222,715





----------------------------
* Does not include (A) 140,633 shares held beneficially and of record by The Russell Berrie Foundation, of which Mr. Berrie is a director and
       (B) 5,305,194 shares held of record by The Russell Berrie 1999 Charitable Remainder Trust for the benefit of Mr. Berrie during his life and thereafter for the benefit of The Russell Berrie Foundation. Mr. Berrie is not a trustee of, and has no power to revoke, The Russell Berrie 1999 Charitable Remainder Trust.

       Items 4(c)(i) and 4(c)(iii) include (A) 1,961,344 shares held of record by Mr. Russell Berrie, and (B) 150 shares held of record by Mr. Berrie as custodian for one of his daughters.

       Items 4(c)(ii) and 4(c)(iv) include (A) 898,348 shares held of record by The Russell Berrie 1999 Trust, of which Mr. Berrie is the grantor possessing the unrestricted power to revoke the trust, a co-trustee possessing shared voting power and shared dispositive power with respect to the shares and, until his death, the sole beneficiary, and (B) 2,000,000 shares held of record by The Russell Berrie 1999 Annuity Trust, of which Mr. Berrie is a co-trustee possessing shared voting power and shared dispositive power with respect to the shares. Also includes (A) 1,000 shares held of record by The Angelica 1992 Trust for the benefit of Mr. Berrie's wife, (B) stock options exercisable for 7,470 shares held by Mr. Berrie's wife, and (C) 126,541 shares held of record by The Leslie Berrie 1993 Trust, of which Mr. Berrie is a co-trustee and (D) 189,356 shares held of record by The Russell Berrie 1995 Annuity Trust, of which Mr. Berrie's wife is a co-trustee possessing shared voting power and shared dispositive power with respect to the shares. Mr. Berrie disclaims beneficial ownership of the shares set forth in the previous sentence.


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Item 5.       Ownership of Five Percent or Less of a Class:

              Not applicable.

Item 6.       Ownership of More Than Five Percent on Behalf of Another Person:

              Myron Rosner has the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of certain of the shares set forth in response to Item 4(a).

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

              Not applicable

Item 8.       Identification and Classification of Members of the Group:

              Not applicable

Item 9.       Notice of Dissolution of Group:

              Not applicable

Item 10.      Certification:

              Not applicable






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                                    SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                    February 13, 2001
                                                  ---------------------
                                                          (Date)

                                                   /s/ Russell Berrie
                                                  ---------------------
                                                       (Signature)


                                                     Russell Berrie
                                                  ---------------------
                                                          (Name)








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